EXHIBIT 99.5

KPMG LLP
Chartered Accountants	Telephone	(403) 691-8000
1200 205 — 5th Avenue SW	Fax	(403) 691-8008
Calgary AB T2P 4B9	Internet	www.kpmg.ca
COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCE
In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company’s financial statements, such as the change described in note 2 to the consolidated financial statements as at December 31, 2005 and 2004 and for each of the years in the three-year period then ended which are incorporated by reference herein. Our report to the shareholders dated February 22, 2006 is expressed in accordance with Canadian reporting standards, which do not require a reference to such a change in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

Signed “KPMG LLP”
Chartered Accountants

Calgary, Alberta
February 22, 2006